Insynergy Products, Inc.

May 11, 2012

Mr. Ajay Koduri

Staff Attorney

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re: Insynergy Products, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 31, 2012 and amended April 17, 2012

File No. 333-179262

Gentlemen:

•

We hereby withdraw our request for the acceleration of the effective date of our registration statement on Form S-1, File No. 333-179262 at 4:00 P.M., Eastern time, on May 16, 2012..

Very truly yours,

Insynergy Products, Inc.

By /s/ Sandford Lang

Sandford Lang

Chief Executive Officer